Filed by Kraton Performance Polymers Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kraton Performance Polymers, Inc.

Commission File No.: 001-34581

Excerpt from press release issued by Kraton Performance Polymers, Inc. announcing fourth quarter and full year 2013 results

Kevin Fogarty, President and Chief Executive Officer

“Most recently, during the first quarter of 2014 we announced plans to combine with the styrenic block copolymer business of LCY Chemical Corp. We currently expect the combination to close in the fourth quarter of 2014, and we look forward to moving this transaction to completion.”

Excerpt from transcript of Kraton Performance Polymers, Inc. earnings call — February 27, 2014

Kevin Fogarty, President and Chief Executive Officer

And most importantly, we’ve been working diligently to complete our recently announced plan to combine with the SPC Business of LCY. We currently expect to file our proxy in late March and we look forward to completing the combination as planned, sometime in the fourth quarter of this year.

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<Q – Michael Sison>: Okay. And last one. Just – it’s only been a month, but do you still feel pretty excited, feel pretty good about the LCY transaction. You might have learned a little bit more about the business over the last month. Any updated thoughts there?

<A>: Well, Mike, again the proxy is going to be filed in let me say mid-March?

<A>: Late March.

<Q – Michael Sison>: Okay.

<A>: Later March. And obviously there will be a lot more description in detail there, but we thought long and hard about this strategic combination and I’ll tell you I’ve just spent the last several weeks going around talking to our people about it globally. And, yeah, I’m very pleased with where we are and obviously we’ve got a lot of work to do to get this over the finish line this year, but that’s our priority.

Additional Information and Where to Find It

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OF KRATON OR THE COMBINED COMPANY. KRATON WILL FILE A PROXY STATEMENT/PROSPECTUS (AND RELATED REGISTRATION STATEMENT) AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (INCLUDING ANY AMENDMENT OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING KRATON, LCY AND THE COMBINATION. A DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE SENT TO THE SECURITY HOLDERS OF KRATON SEEKING THEIR APPROVAL OF THE COMBINATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY KRATON WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT AND OTHER SUCH DOCUMENTS (RELATING TO KRATON) MAY ALSO BE OBTAINED FOR FREE FROM KRATON BY ACCESSING KRATON’S WEBSITE AT WWW.KRATON.COM.

Participants in the Solicitation

Kraton, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Kraton’s stockholders in connection with the combination. Information regarding such persons and a description of their interest in the combination will be contained in the proxy statement/prospectus when it is filed. Information concerning beneficial ownership of Kraton common stock by its directors and certain executive officers is included in its proxy statement dated April 15, 2013 and subsequent statements of changes in beneficial ownership on file with the SEC.

Forward Looking Statements

The forward-looking statements included above are subject to the risks and uncertainties described in the related press release and our other filings with the SEC.